Exhibit 99.d.2

VTL Associates, LLC

One Commerce Square

2005 Market Street, Suite 2020

Philadelphia, PA 19103

September 21, 2015

RevenueShares ETF Trust

One Commerce Square

2005 Market Street, Suite 2020

Philadelphia, PA 19103

Re:	Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, VTL Associates, LLC (the “Adviser”), agrees that, with respect to the funds listed on Schedule A hereto (each a “Fund” and collectively, the “Funds”), which are series of the RevenueShares ETF Trust (the “Trust”), the Adviser shall, from October 28, 2015 through October 27, 2016, waive all or a portion of its investment advisory fees and/or reimburse expenses (excluding any acquired fund fees and expenses, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) in an aggregate amount equal to the amount by which a Fund’s total operating expenses (excluding any acquired fund fees and expenses, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) exceeds the amount opposite such Fund’s name on Schedule A hereto.

The Trust, on behalf of each Fund, agrees to repay the Adviser any fees previously waived or expenses previously reimbursed for the Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the time at which the Adviser waived fees or reimbursed expenses for the Fund under this Agreement, and (2) can be repaid without causing the total operating expenses (excluding any acquired fund fees and expenses, taxes, interest, brokerage fees, certain insurance costs, and extraordinary and other non-routine expenses) of the Fund to exceed any applicable fee waiver and expense reimbursement agreement that was in place for the Fund at the time the fees were waived or expenses were reimbursed. The Trust agrees to furnish or otherwise make available to the Adviser such copies of its financial statements, reports and other information relating to its business and affairs as the Adviser may, at any time or from time to time, reasonably request in connection with this Agreement.

VTL Associates, LLC

By:	/s/ Vincent T. Lowry
Vincent T. Lowry
Chief Executive Officer
Date: September 21, 2015

Your signature below acknowledges

acceptance of this Agreement:

RevenueShares ETF Trust

By:	/s/ Vincent T. Lowry
Vincent T. Lowry
President
Date: September 21, 2015

SCHEDULE A

Funds	Expense Limitation (as a percentage of a Fund’s average daily net assets)

RevenueShares Large Cap Fund	0.49%

RevenueShares Mid Cap Fund	0.54%

RevenueShares Small Cap Fund	0.54%

RevenueShares Consumer Discretionary Sector Fund	0.49%

RevenueShares Consumer Staples Sector Fund	0.49%

RevenueShares Energy Sector Fund	0.49%

RevenueShares Financials Sector Fund	0.49%

RevenueShares Health Care Sector Fund	0.49%

RevenueShares Industrials Sector Fund	0.49%

RevenueShares Information Technology Sector Fund	0.49%

RevenueShares Materials Sector Fund	0.49%

RevenueShares Utilities Sector Fund	0.49%

RevenueShares Navellier Overall A-100 Fund	0.60%

RevenueShares ADR Fund	0.49%

RevenueShares Ultra Dividend Fund	0.49%

RevenueShares Emerging Market Fund	0.49%

RevenueShares Global Growth Fund	0.70%